100 Lido Circle, Suite C-1
Lakeway, TX 78724
 936-539-5744

April 29, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Brian Cascio, Accounting Branch Chief
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Cascio:

Re:       AGR Tools, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed September 28, 2010
File No. 000-52043

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 9

1.
Please revise future filings to specifically discuss the underlying reasons for the changes in revenues and cost of goods sold.  That is, you currently state that the change in revenues is due to decreases in building activities.  We note that you offer various products to various industries, including construction, building and demolition industries.  Discuss the impact of changes in your selling price and units sold for each of your products or services for all periods presented.

Response:  We note your comments and will revise future filings to provide a more in depth discussion as requested.

The prices of our products as stated in our dealer price list have been stable for some time.  We sell our products through a dealer network and the individual dealers sell the products to customers in their market area.  Each of our dealers is an independent business and is able to purchase and sell the products that best match its market.  The turnover in our active dealers affects our sales in both dollars and unit terms more than other factors.

Item 8. Financial Statements and Supplementary Data, page 10

Consolidated Statements of Operations, page F-3

2.	Please tell us why bad debt expense is a negative number for the years ended June 30, 2010 and during the quarters ended September 30 and December 31, 2010.

Response:  Our management reviewed our accounts for collectability as of the end of our fiscal year ended June 30, 2009, and decided to write off certain accounts as uncollectable.  Subsequently, we made the following recoveries during the following periods: $5,700 (year ended June 30, 2010), $1,130 (quarter ended September 30, 2010) and $15,000 (quarter ended December 31, 2010).

3.	Please tell us the reasons for the significant increase in wages and benefits for the year ended June 30, 2010.

Response:  Our regular salaries increased by approximately $80,000 for the year ended June 30, 2010 due to a change in the payment method for our new dealer recruitment team.  Originally, we paid them a straight commission at a rate that changed from time to time, but was generally between 12% and 15%.  In an effort to curb our costs and provide a smoother stream of income to recruitment team, we switched to a base salary plus a 5% commission during the last half of the fiscal year.  In addition, the salaries of our executive officers increased by approximately $30,000 for the year.

Consolidated Statements of Stockholder’s Equity (Deficit), page F-4

4.
Please tell us the nature of the 59,455,000 shares you classify as “effect of reverse merger”.  We note your disclosure in the filing that upon consummation of the agreement, you issued 46,186,516 shares to shareholders of AGR USA.

Tell us the basis for your accounting treatment as a reverse merger since the shareholders of AGR USA appear to have only received 43% of total outstanding shares.

Response:  The number of shares classified as “effect of reverse merger” is derived by taking our 60,000,000 outstanding shares, as the accounting acquiree, immediately prior to the date of the acquisition and subtracting the 545,000 shares AGR USA, the accounting acquirer, issued during the year ended June 30, 2009.  This adjustment of 545,000 shares is due to the fact that the beginning balance as of June 30, 2008 was restated to 46,186,516.  The 46,186,516 outstanding shares as of June 30, 2008 represent the number of shares we issued to the shareholders of AGR USA in connection with the acquisition.

In accordance with ASC 805, the following criteria are used to determine which entity is the acquiring entity for accounting purposes:

(a)
“The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities;”

●	The shareholders of AGR USA, the accounting acquirer, held the largest percentage of our voting shares after the completion of the acquisition at 59.3%.

(b)
“The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity;”

●
The principal shareholders of AGR USA, the accounting acquirer, owned 48.4% of our voting shares after the completion of the acquisition.  These shareholders constitute the organized group of owners with the largest minority voting interest in the combined entity.

(c)	“The composition of the governing body of the combined entity;”

●
After the closing of the acquisition, all three members of the board of directors of AGR USA, the accounting acquiree, also owned the largest number of our voting shares.  These three board members were Rock Rutherford, John Kuykendall and Todd Rutherford.

(d)
“The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity;”

●
After the closing of the acquisition, all three members of the management of AGR USA, the accounting acquiree, comprised our largest group of shareholders.  These three members of the management were Rock Rutherford, John Kuykendall and Todd Rutherford.

AGR USA, the accounting acquirer, did not have any affiliation with us as the accounting acquiree prior to the acquisition.  The shareholders of AGR USA controlled our Board of Directors, management, and the largest block of our voting shares upon the completion of the acquisition.  Based upon the preponderance of evidence, the acquisition was one in which the shareholders of AGR USA, the accounting acquirer (legal acquiree), gained control of us, the accounting acquiree (legal acquirer).  As a result, the acquisition was appropriately accounted for as a reverse acquisition in accordance with ASC 805-40.

5.
We note that as part of the transaction, 25,000,000 of shares were to be cancelled.  Tell us whether your equity balance reflects this cancellation of shares.  In addition, tell us how the cancellation of these shares impact your accounting treatment for this transaction.

Response:  The cancellation of the 25,000,000 shares was approved on the date the acquisition closed, but did not formally occur until after June 30, 2010.  The cancellation is therefore reflected in our financial statements for the quarter ended September 30, 2010 rather than for our fiscal year ended June 30, 2010.  This cancellation would have been recorded as a reduction to common stock and an increase to additional paid in capital for the same dollar amount within the line item “effect of reverse merger” if recorded during the period ended June 30, 2010.  This cancellation would have had no net equity impact and did not impact the reverse merger accounting treatment.

Note 2. Going Concern, page E-7

6.
The audit report indicates that management’s plan to continue the business as a going concern is addressed in Note 2.  Please revise future filings to specifically describe management’s plan to conduct the business as a going concern.  Please include a discussion of your liquidity needs for the twelve months and your plans to raise the necessary financing.  Please provide us a draft of the disclosure you plan to include in future filings.  Refer to FRC 607.02.

Response:  A draft of the disclosure that we plan to include in future filings is as follows:

In order to continue as a going concern, the Company will need, among other things, additional capital resources.  Management's plan is to obtain such resources for the Company by obtaining capital from significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing.  However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations.  The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3. Summary of Significant Accounting Policies, page F-7

f) Advances Receivable, page F-8

7.
Please tell us your basis for recording the allowance for doubtful accounts related to advances to the independent contactors that were placed on payroll on October 31, 2009 and why this expense was not reflected as compensation.

Response:  These independent contractors signed promissory notes for the advances issued to them while operating as independent contractors.  We recorded these receivables along with an allowance for doubtful accounts in the amount of the balloon payment due on the notes.  The expenses were recorded as bad debts due to the fact that the contractors were not our employees at the time we made the advances and recording the amounts as compensation expenses would have been misleading.  With the assistance of our auditor, we assessed the financial standing of the contractors and noted that the collectability of the balloon payments required at the end of the note was unlikely unless there were material changes in the personal financial situations of the contractors, which have not occurred to date.

g) Inventory, page F-8

8.
Please tell us whether the inventory balance is net of any reserves.  If not, please describe the reasons for why you believe that reserves were not necessary, including a discussion of the age and the types of inventory you hold.

Response:  There is no reserve for inventory obsolescence.  We perform periodic reviews of our inventory to determine if slow moving items require an allowance and whether they are carried at net realizable value.  Inventory is reviewed based upon our sales within a two year period and all material items we reviewed had experienced sales within this period.  In addition to other support, this helped management reach the conclusion that no allowance was necessary as of June 30, 2010.

l) Revenue Recognition, page F-9

9.	Please expand the revenue recognition policy disclosure to more specifically describe how you apply each of the criteria you outline in your circumstances.
For instance, clarify when title passes, identify when you consider delivery to have occurred and disclose how you determine collectability is reasonably assured.

Response:  We have amended the filing to include the following disclosure:

“Payment is collected in advance of shipment.  All goods are shipped FOB from the Company’s warehouse in Conroe, TX.  Title passes when the goods leave the Company’s dock.  The sale is recognized when shipment occurs.  Prices are set by a definitive dealer price list and are agreed upon before payment occurs or the goods are shipped.”

10.
Please tell us of any significant terms in your arrangements with customers, such as, post delivery obligations, refund rights, customer acceptance, discounts, bill and hold, etc., and how they would impact the timing of revenue recognized.  If you provide customers with a product warranty, disclose how you account for that obligation and, if material, provide the roll-forward required by ASC 460-10-50-8.

Response:  We have amended the filing to include the following disclosure:

“Generally, the Company has are no special arrangements with dealers.  All sales are paid in advance and the Company generally does not allow returns for merchandise purchased by dealers.  The Company will, however, allow returns pertaining to the initial order placed by new dealers with a 20% restocking charge for those items that prove to be slow moving for their customer base.  No warranty is offered.  The amount of these returns is not significant and the Company evaluates the need to record an allowance each reporting period.”

11.
Please tell us why it is appropriate to recognize revenues on sales to dealers prior to sell through by those dealers.  Also, confirm that there are no instances where receivables from dealers are not due and payable until goods purchased from you are sold by dealers.

Response:  Our dealers are independent businesses and only have a relationship with us as suppliers.  All of our sales to these dealers are final as the dealers do not have a right of return with the exception noted in our response to question 10.  The goods we sell to our dealers are not held on a consignment basis.

Note 6. Acquisition, page F-12

12.
We note your statement that management of AGR USA retains control of the company after the acquisition, which closed on May 27, 2010.  Please provide us an analysis of the equity transactions and the ownership after consummation of the acquisition.  Please reconcile this discussion to the Statement of Stockholder’s Equity (Deficit).

Response:  No equity transactions occurred between the date of the acquisition, May 27, 2010, and June 30, 2010.  Please see our explanation in question 4 for information about the reconciliation of the shares to the Statement of Stockholder’s Equity (Deficit).

13.
Please tell us how you concluded that the transaction with AGR USA resulted in a reverse merger recapitalization.  Please provide us the specific factors and circumstances that you considered in your analysis.  Please refer to FASB ASC 805-40.

Response:  According to ASC 805-40-25-1, “For a business combination transaction to be accounted for as a reverse acquisition, the accounting acquiree (legal acquirer) must meet the definition of a business. All of the recognition principles in Subtopics 805-10, 805-20, and 805-30, including the requirement to recognize goodwill, apply to a reverse acquisition.”

In this case, the accounting acquiree (legal acquirer) did not meet the definition of a business because it was a shell company and did not have the essential elements of a business in accordance with ASC 805-10.  In order to be considered a business, an integrated set of activities and assets requires both inputs and processes applied to those inputs, which together are or will be used to create outputs.  The legal acquirer did not have significant operations and did not meet the definition of a business.

Please note the following text obtained from the following source: SEC Practice 10. Accounting Topics and the SEC, Interpretations and Guidance, Application of Reverse Purchase Accounting (Reverse Acquisitions), question and answer 8 (company T is the legal acquiree or target, and company A is the legal acquirer):

“Q8. Are there any other methods pursuant to which the acquisition of Company T by Company A might be accounted for?

A8. The SEC staff has suggested that when a public shell with no operations, but with substantial amounts of cash, acquires an operating company with significant products and operations, the substance of the transaction is the sale or issuance of Company T's stock for cash of Company A. On the other hand, when a public shell with no operations and nominal net assets acquires an operating company with significant products and operations, the transaction would be accounted for as a recapitalization. In both these instances, the SEC staff has contended that APB No. 16 does not apply and pro forma financial information is not presented since the combination is not a business combination. The accounting is identical to that for reverse acquisitions, except that no goodwill or other intangible should be recorded. Costs of the transactions may be charged directly to equity only to the extent of cash received, while all costs in excess of cash received should be charged to expense.”

The acquisition of the legal acquirer by AGR USA, the legal acquiree, was treated as a reverse merger recapitalization for accounting purposes because the legal acquirer did not meet the definition of a business.  The legal acquirer was “a public shell with no operations and nominal net assets” which acquired “an operating company with significant products and operations”.

14.
We note your disclosure on page F-12 of the fair value of the net assets acquired. Please tell us why you are providing the fair value of the net assets acquired when the transaction is referred to as a reverse merger accounted for as a recapitalization.  In addition, we reference your discussion on page F-6 that the consolidated financial statements reflect the assets and liabilities of AGR USA at their carrying value before the combination.  Please clarify your accounting treatment for the value before the combination.  Please clarify your accounting treatment for the assets and liabilities of AGR USA and your basis in the accounting literature for recording the net assets acquired at fair value.

Response:  We have amended the filing to remove the reference to the fair value of the net assets acquired from the footnotes to our financial statements.  The assets and liabilities of AGR USA were not valued at fair market value, but were included at their carrying values at the recapitalization date.

Note 7. Related Party Transactions, page F-13

15.
Please tell us why you have not disclosed the significant related party transactions included in Note 7 on F-13 on the face of your financial statements.  Please refer to the requirements in Rule 4-08(k) of Regulation S-X and FASB ASC 850-10-50.

Response:  We have amended our financial statements to include all necessary changes to reflect the related party transactions disclosed in the footnotes.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.
Please let me know if you require any additional information.

Yours truly,

/s/ Rock Rutherford
Rock Rutherford
President, Chief Executive Officer and Director